Exhibit 99.(a)(1)(F)

To:

From: TenderOffer@nvidia.com

Subject: Eligible Option Grant Detail Statement

Attached please find your personalized Eligible Option Grant Detail Statement which outlines the details of an Eligible Option Grant held by you that is eligible for amendment through the tender offer, subject to the applicable terms and conditions of the tender offer as described in the Offer to Amend Eligible Option Grants separately provided to you by email.

Please Note: If you hold multiple Eligible Option Grants that are potentially impacted by Section 409A of the Internal Revenue Code and are subject to the tender offer you will receive a separate email and personalized statement for each Eligible Option Grant.